UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1997

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from ____________ to ____________.

Commission file number 2-93265


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Texas-New Mexico Power Company Thrift Plan for Employees
                            4100 International Plaza
                                  P.O. Box 2943
                             Fort Worth, Texas 76113

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                              TNP Enterprises, Inc.
                            4100 International Plaza
                                  P.O. Box 2943
                             Fort Worth, Texas 76113





                              REQUIRED INFORMATION

  The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Texas-New Mexico Power Company Thrift Plan for Employees:

                       Financial Statements and Schedules

    Report of Independent Public Accountants - Arthur Andersen LLP


    Statements of Net Assets Available for Benefits, December 31, 1997, and 1996

    Statements of Changes in Net Assets Available for Benefits, Years Ended
       December 31, 1997, and 1996

    Notes to Financial Statements

    Item 27(a) - Schedule of Assets Held for Investment Purposes,
       December 31, 1997

    Item 27(d) - Schedule of Reportable Transactions, Year Ended
       December 31, 1997

    Exhibit

    Consent of Independent Public Accountants - Arthur Andersen LLP


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    TEXAS-NEW MEXICO POWER COMPANY
                    THRIFT PLAN FOR EMPLOYEES

         Date: June 26, 1998

                    By Dennis R. Cash
                    \s\Dennis R. Cash DENNIS R. CASH, as Vice President of Texas-New Mexico Power Company and as a member of the Thrift Plan Committee

                         TEXAS-NEW MEXICO POWER COMPANY
                            THRIFT PLAN FOR EMPLOYEES

                              Financial Statements
                        As Of December 31, 1997 And 1996,
                           And Supplemental Schedules,
                             As Of December 31, 1997

                       Together With Report of Independent
                               Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Trustee and Thrift Plan Committee
Texas-New  Mexico Power Company Thrift
Plan for Employees:

We have audited the accompanying statements of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP

Dallas, Texas,
    June 10, 1998

                         Texas-New Mexico Power Company
                            Thrift Plan For Employees

                 Statement of Net Assets Available for Benefits
                               As of December 31,


                                                    1997        1996
                                              -------------- ------------
INVESTMENTS, at fair value:
     TNP Enterprises, Inc. Common Stock Fund  $   41,565,228 $ 38,451,789
     Vanguard Index Trust Fund                    11,201,926    8,647,430
     Nations Prime Fund                            8,740,600    7,698,287
     Vanguard Wellesley Income Fund                5,452,034    4,989,628
     Participants' Notes Receivable                3,466,055    3,784,281
     AIM Constellation Fund                        2,835,867    1,929,197
     Templeton Foreign Fund                        1,183,468      701,737
     Nations Short-Intermediate Government Fund      716,685      309,914
                                                  ----------   ----------
                          Total investments       75,161,863   66,512,263

EMPLOYER'S CONTRIBUTION RECEIVABLE                   999,471      975,897

PARTICIPANTS' CONTRIBUTION RECEIVABLE                 97,227      108,369

CASH                                                    --        112,590
                                                  ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $   76,258,561 $ 67,709,119
                                                  ==========   ==========

















   The accompanying notes are an integral part of these financial statements.

Texas-New Mexico Power Company
Thrift Plan For Employees

Statement of Changes in Net Assets Available for Benefits With Fund Information
As of December 31, 1997
                                                     TNP
                                                 Enterprises,     Vanguard                   Vanguard    Participants        AIM
                                                 Inc. Stock      Index Trust    Nations      Wellesley      Notes      Constellation
                                                    Fund           Fund        Prime Fund   Income Fund   Receivable        Fund
                                                 ------------   -----------   -----------  ------------  ------------  -------------
 Additions to net assets attributed to-
 Investment income-
    Net appreciation (depreciation)
     in fair value of investments                 $ 9,350,807   $ 2,141,351    $     --     $   254,460  $       --     $   (14,467)
    Interest                                          147,295        58,699       360,738        38,261          --          48,101
    Dividends                                            --         100,228          --         279,531          --            --
    Gain (loss) on sale                              (714,760)      343,335          --          39,940          --          54,500
    Other income                                          495         5,149          --         165,469          --         200,770
  Contributions
    Participants                                    1,112,540       522,943       148,110       322,225          --         375,888
    Employer's                                      1,859,995          --            --            --            --            --
    Rollovers                                          55,473        54,849         2,555        35,951          --          22,554
                                                  -----------   -----------   -----------   -----------   -----------   -----------
           Total Additions                         11,811,845     3,226,554       511,403     1,135,837          --         687,346

Deductions from net assets attributed to-
  Benefits paid to participants                     3,266,630     1,205,625     1,729,642       436,457       223,296       216,439
  Administrative expenses                               9,847         2,277         2,048         1,598          --             812
                                                  -----------   -----------   -----------   -----------   -----------   -----------
            Total Deductions                        3,276,477     1,207,902     1,731,690       438,055       223,296       217,251

Net increase (decrease) prior to
   interfund transfers                              8,535,368     2,018,652    (1,220,287)      697,782      (223,296)      470,095
Interfund transfers                                (4,089,186)      735,698     2,286,835      (150,057)         --         379,384
Transfers out of the plan                          (1,114,732)     (222,093)      (45,804)     (172,110)         --         (72,256)
Loan activity - net                                  (218,011)       22,239        21,569        86,791       (94,930)      129,447
Increase/(decrease)in contributions receivable           --            --            --            --            --            --
                                                  -----------   -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE)                             3,113,439     2,554,496     1,042,313       462,406      (318,226)      906,670

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                38,451,789     8,647,430     7,698,287     4,989,628     3,784,281     1,929,197
                                                  -----------   -----------   -----------   -----------   -----------   -----------
  End of year                                     $41,565,228   $11,201,926   $ 8,740,600   $ 5,452,034   $ 3,466,055   $ 2,835,867
                                                  ===========   ===========   ===========   ===========   ===========   ===========

                                                  Templeton     Nations Short
                                                   Foreign      Intermediate                Contributions
                                                     Fund      Government Fund     Cash      Receivable       Total
                                                  -----------  ---------------  ----------   -----------   -----------
Additions to net assets attributed to-
  Investment income-
    Net appreciation (depreciation) in
        fair value of investments                $   (94,966)   $     7,826     $      --     $      --     $11,645,011
    Interest                                          11,359         30,350            --            --         694,803
    Dividends                                         32,603           --              --            --         412,362
    Gain (loss) on sale                                1,054            200            --            --        (275,731)
    Other income                                      85,679           --               (12)         --         457,550
  Contributions
    Participants                                     119,891         66,923            --            --       2,668,520
    Employer's                                          --             --              --            --       1,859,995
    Rollovers                                         23,194         14,863            --            --         209,439
                                                 -----------    -----------     -----------   -----------   -----------
           Total Additions                           178,814        120,162             (12)         --      17,671,949

Deductions from net assets attributed to-
  Benefits paid to participants                       44,665        223,189          46,905          --       7,392,848
  Administrative expenses                                165            128            --            --          16,875
                                                 ===========    ===========     ===========   ===========   ===========
           Total Deductions                           44,830        223,317          46,905          --       7,409,723

Net increase (decrease) prior to
  interfund transfers                                133,984       (103,155)        (46,917)         --      10,262,226
Interfund transfers                                  383,788        507,289         (53,751)         --            --
Transfers out of the plan                            (68,920)       (17,406)           --            --      (1,713,321)
Loan activity - net                                   32,879         20,043             (27)         --            --
Increase/(decrease)in contributions receivable          --             --           (11,895)       12,432           537
                                                 -----------    -----------     -----------   -----------   -----------
NET INCREASE (DECREASE)                              481,731        406,771        (112,590)       12,432     8,549,442

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  701,737        309,914         112,590     1,084,266    67,709,119
                                                 -----------    -----------     -----------   -----------   -----------
  End of year                                    $ 1,183,468    $   716,685     $     --      $ 1,096,698   $76,258,561
                                                 ===========    ===========     ===========   ===========   ===========



The accompanying notes are an integral part of this financial statement.

           TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                              TNP
                                          Enterprises,    Vanguard          Nations       Vanguard      Participants        AIM
                                          Inc. Stock     Index Trust         Prime        Wellesley        Notes       Constellation
                                             Fund           Fund             Fund        Income Fund     Receivable        Fund
                                         ------------   -------------    ------------   -------------   -------------   -----------
Additions to net assets attributed to-
  Investment income-
    Net appreciation (depreciation) in
      fair value of investments          $ 11,980,962   $   1,221,657    $       --      $     40,928    $       --    $     77,683
     Interest                                 138,355          59,993         436,333          42,803            --          54,821
     Dividends                                   --           157,762            --           197,111            --            --
     Gain (loss) on sale                    1,996,292         160,135            --           (47,939)           --          39,243
     Other income                               5,020          32,369           1,408          23,293            --          64,009
   Contributions-
     Participants                           1,168,255         536,463         152,525         355,901            --         404,259
     Employer's                             1,621,210            --              --              --              --            --
     Rollovers                                 45,442          25,041          12,756           3,271            --          24,407
                                         ------------    ------------    ------------    ------------    ------------   ------------
              Total Additions              16,955,536       2,193,420         603,022         615,368            --         664,422

Deductions from net assets attributed to-
    Benefits paid to participants           3,617,876         586,664       1,569,503         387,957            --          59,486
    Administrative expenses                    10,196           1,573           4,319           2,165            --             531
    Other distributions                         7,785            --             1,242            --              --            --
                                         ------------    ------------    ------------    ------------    ------------   ------------
              Total Deductions              3,635,857         588,237       1,575,064         390,122            --          60,017

Net increase (decrease) prior to
  interfund transfers                      13,319,679       1,605,183        (972,042)        225,246            --         604,405
Interfund transfers                        (2,044,929)        447,824         397,148         (78,255)           --         602,249
Loan activity - net                          (828,801)        (61,814)        (90,434)         (2,310)        685,101        78,474
Increase in contributions receivable             --              --              --              --              --            --
                                         ------------    ------------    ------------    ------------    ------------   ------------
NET INCREASE (DECREASE)                    10,445,949       1,991,193        (665,328)        144,681         685,101     1,285,128

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                      28,005,840       6,656,237       8,363,615       4,844,947       3,099,180       644,069
                                         ------------    ------------    ------------    ------------    ------------   ------------
    End of year                          $ 38,451,789    $  8,647,430    $  7,698,287    $  4,989,628    $  3,784,281   $ 1,929,179
                                         ============    ============    ============    ============    ============   ============


                                                             Nations
                                                              Short-
                                            Templeton      Intermediate
                                             Foreign       Government                    Contributions
                                              Fund             Fund           Cash         Receivable       Total
                                           -----------     ------------   -------------   -----------    ------------

Additions to net assets attributed to-
  Investment income-
    Net appreciation (depreciation) in
      fair value of investments            $    42,626     $       (491)   $     --       $     --     $ 13,363,365
     Interest                                   14,079           23,046          --             --          769,430
     Dividends                                  16,177             --            --             --          371,050
     Gain (loss) on sale                         7,598           (8,212)         --             --        2,147,117
     Other income                                9,988               28            11           --          136,126
   Contributions-
     Participants                              129,793           81,398          --             --        2,828,594
     Employer's                                   --               --            --             --        1,621,210
     Rollovers                                  16,281            1,359          --             --          128,557
                                           -----------      -----------    ----------     ----------   ------------
              Total Additions                  236,542           97,128            11           --       21,365,449

Deductions from net assets attributed to-
    Benefits paid to participants               12,422          216,159          --             --        6,450,067
    Administrative expenses                         65            1,401          --             --           20,250
    Other distributions                           --               --            --             --            9,027
                                           -----------      -----------     ----------   -----------   ------------
              Total Deductions                  12,487          217,560          --             --        6,479,344

Net increase (decrease) prior to
  interfund transfers                          224,055         (120,432)           11           --       14,886,150
Interfund transfers                            301,064          274,241       100,658           --             --
Loan activity - net                              9,604            9,558          --             --         (200,622)
Increase in contributions receivable              --               --            --          290,900        290,900
                                           -----------     ------------    ----------    -----------   ------------
NET INCREASE (DECREASE)                        534,723          163,367       100,669        290,900     14,976,383

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                          167,014          146,547        11,921        793,366     52,732,736
                                           -----------    -------------    ----------    -----------   ------------
    End of year                            $   701,737          309,914    $  112,590   $  1,084,266   $ 67,709,119
                                           ===========    =============    ==========   ============   ============





The accompanying notes are an integral part of this financial statement.

            TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN:

The following description of the Texas-New Mexico Power Company Thrift Plan for Employees (the "Plan") is provided for general information purposes only. Complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan is a defined contribution retirement plan covering employees of Texas-New Mexico Power Company (the "Company"), a wholly owned subsidiary of TNP Enterprises, Inc. (TNPE), who are scheduled to work at least 1,000 hours year. The Plan is administered by NationsBank of Georgia, N. A., as trustee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and section 401(a) of the Internal Revenue Code.

Contributions

Each year, participants may contribute between two percent and 12 percent of their annual pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company, at the discretion of the Company's Board of Directors, matches 50 percent of eligible employee contributions up to the first six percent of each employees conpensation. Additional amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested in the TNPE Common Stock Fund. All employer and employee contributions are subject to limitations of section 401(k) and 401(m) of the Internal revenue Code.

Effective May 1, 1995, the Company's Board of Directors voted to contribute an additional incentive amount up to three percent of eligible employee compensation based on specific Company performance goals. The Plan accrued $963,927 and $933,739 for 1997 and 1996 respectfully and paid $933,739 and
$653,148 in 1997 and 1996 respectfully as a result of meeting these goals. These amounts are included in employer's contributions receivable on the statement of net assets available for benefits and in employer's contributions on the statement of changes in net assets available for benefits, respectively.

Participant Accounts

Each participant's account is credited with that participant's contributions, allocations of the Company's matching contributions and the pro rata share of plan earnings. All costs and expenses incurred in administering the Plan, except for costs borne by respective participants to originate and administer participant notes receivable, have been paid by the Company.

Vesting

Participants are immediately fully vested in all contributions, and actual earnings upon enrollment in the Plan.

Investment Options

Currently, participants may direct contributions in one percent increments in any of seven investment options:

      TNP Enterprises, Inc. Common Stock Fund - Funds are invested in a unitized fund that invests primarily in the common stock of TNPE with a portion in a money market fund for liquidity purposes.

      Vanguard Index Trust Fund - Funds are invested in equity securities designed to replicate the performance of the S&P 500 Stock Index.

      Nations Prime Fund - Funds are invested in units of a registered investment company that invests primarily in commercial paper, certificates of deposit and other money market instruments, all with a maturity of less than thirteen months.

      Vanguard Wellesley Income Fund - Funds are invested in units of a registered investment company that invests primarily in various equity security portfolios that seek to match the performance of distinct market indices.

      AIM Constellation Fund - Funds are invested in common stocks with an emphasis on medium-sized and smaller emerging growth companies.

      Templeton Foreign Fund - Funds are invested in units of a registered investment company that seeks long-term capital growth through investments in equity securities and debt obligations of companies and governments outside the United States.

      Nations Short Intermediate Government Fund - Funds are invested in units of a registered investment company that invests primarily in U.S. Treasury bonds and notes, U.S. Government Agency bonds and Government mortgage-backed securities, all structured to have an average weighted maturity of less than five years.

Participants may change their investment options daily.

Participants' Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance in the previous 12 months or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) an investment fund from (to) the participants' notes receivable. Loan terms range from 6 to 60 months.

The loans are secured by the balance in the participants' account and bear interest at a rate equal to the NationsBank prime rate on the first business day of the month in which the loan originated plus 1 percent. Interest rates range from 9.25 percent to 9.5 percent. Principal and interest is paid ratably through biweekly payroll deductions. Participants' notes receivable were $3,466,055 and $3,784,281as of December 31,1997 and 1996, respectively.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of the participant's account. Upon retirement or death a participant or their beneficiary receives a lump sum amount equal to the value of the participants' account or annual installments over a five-year period.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The TNPE Common Stock Fund is valued at its quoted market price along with the quoted market price of shares held by money market funds included in the fund. Participants' notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned on the accrual basis. Dividends on common stock of TNPE are recorded on the ex-dividend date. Dividends on mutual funds are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

Administration Expenses

The Company pays all administrative expenses of the Plan.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits, as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

3.   RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by NationsBank Corporation affiliates. NationsBank of Georgia, N.A., a wholly owned subsidiary of NationsBank Corporation, is the trustee as defined by the Plan and, therefore, qualifies these funds as party-in-interest.

4.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

As of December 31, 1996, the Plan had $46,906 in pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles. As of December 31, 1997, this amount was paid to withdrawing participants and as such is included as a reconciling item below.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1997 and 1996:


                                      Benefits Payable                                Net Assets Available
                                      to Participants        Benefits Paid            for Plan Benefits
                                                                                ------------------------------
                                                                                     1997              1996
--------------------------------------------------------------------------------------------------------------

Per financial statements                          $0          $7,389,958         $76,258,561       $67,709,119
1997 amounts pending
 distribution to participants                      0              46,906             (46,906)                0
1996 amounts pending
 distribution to participants                 46,906             (46,906)                  0            46,906
--------------------------------------------------------------------------------------------------------------
Per Form 5500                                $46,906          $7,389,958         $76,305,467       $67,662,213
==============================================================================================================


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 and 1997 but not yet paid as of that date.

6.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 8,1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Contributions to a participant's account and the related investment earnings are
not  included  in  a  participant's   taxable  income  until  such  amounts  are
distributed to that participant.

7.   INVESTMENT BALANCES:

The following investments represent investment balances that account for five percent or more of the total net assets available for benefits:

                                                 1997                    1996
                                             -----------             -----------
TNP Enterprises, Inc. Common Stock Fund      $41,565,228             $38,451,789
Vanguard Index Trust Fund                     11,201,926               8,647,430
Nations Prime Fund                             8,740,600               7,698,287
Vanguard Wellesley Income Fund                 5,452,034               4,989,628

8.   SUBSEQUENT EVENTS:

On April 7,1997, the Company was notified that NationsBank will terminate its trustee arrangement with the Plan effective December 31, 1997 as it intends to no longer pursue that line of business. Effective January 1,1998, the Company has made trustee arrangements with The Vanguard Group to administrate the Plan. Transfer of account information from NationsBank to The Vanguard Group was successfully completed on February 25, 1998.

Effective January 1, 1997,  Facility Works,  Inc. (a wholly-owned  subsidiary of
TNPE) employees began contributing to the Facility Works Inc. Employee Thrift Plan 401(k). In March 1997, the accounts of all TNMP employees who were transferred to Facility Works Inc., the employee accounts were transfered out of the Plan and into Facility Works, Inc. Employee Thrift Plan 401(k).

                             TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

                            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                               AT DECEMBER 31, 1997

                                                 PLAN NUMBER: 002

                                                 EIN: 75-0204070

   (A)                      (B)                                (C)                       (D)               (E)
                                                    Description of Investment
                     Identity of Issue,             Including Maturity Date,
                      Borrower, Lessor            Rate of Interest, Collateral,                          Current
                      or Similar Party                Par or Maturity Value              Cost             Value
-----------    -------------------------------   --------------------------------   ---------------   --------------

                                                         MUTUAL FUNDS:

    *          TNP Enterprises, Inc.             Common Stock Fund
                                                 1,827,316 units
                                                 (no par value)                      $  21,671,757    $  41,565,228

    *          The Vanguard Group                Vanguard Index Trust Fund
                                                 124,369 units
                                                 (common stock)                          7,206,164       11,201,926

    *          NationsBank                       Nations Prime Fund
                                                 8,740,600 units
                                                 (money market)                          8,740,600        8,740,600

               The Vanguard Group                Vanguard Wellesley Income Fund
                                                 249,407 units
                                                 (common stock and bonds)                4,901,628        5,452,034

               Participants' note receivable     9.25% to 9.50% notes
                                                 receivable due various
                                                 dates within 60 months                      -            3,466,055

               AIM Management Group, Inc.        AIM Constellation Fund
                                                 107,501 units                           2,737,382        2,835,867
                                                 (common stock)

               Franklin Templeton                Templeton Foreign Fund
               Distributors, Inc.                118,942 units
                                                 (foreign stock and debt
                                                 obligations)                            1,247,395        1,183,468

    *          NationsBank                       Nations Short - Intermediate
                                                 Government Fund
                                                 173,953 units
                                                 (goverment bonds, mortgage-
                                                 backed securities, and U.S.
                                                 Treasury obligations)                     711,467          716,685

*    Column (A) indicates each person / entity known to be a party-in-interest.

               This supplemental schedule lists assets held for investment purposes at December 31, 1997, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                 TEXAS-NEW MEXICO POWER COMPANY THRIFT PLAN FOR EMPLOYEES

                                      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                           FOR THE YEAR ENDED DECEMBER 31, 1997

                                                     PLAN NUMBER: 002

                                                     EIN: 75-0204070


     (A)                       (B)                     (C)            (D)            (G)            (H)            (I)

   Identity                                                                                      Value Of
      of                                                                                         Asset On
    Party                                           Purchase        Selling        Cost of      Transaction     Net Gain
   Involved           Description of Asset            Price          Price          Asset          Date         or (Loss)
---------------   ------------------------------   ------------   ------------   ------------   ------------   ------------


NationsBank       TNP Enterprises Stock Fund                -        11,393,957    7,848,998      11,393,957     3,544,959
                                                      5,871,349             -      5,871,349       5,871,349           -

NationsBank       Nations Prime Fund                  4,590,692             -      4,590,692       4,590,692           -
                                                            -         3,548,379    3,548,379       3,548,379           -










Columns (E) Lease Rental and (F) Expense Incurred with Transaction are not applicable to any reportable transactions.



This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Board of Directors of
TNP Enterprises, Inc.
and
The Trustee and Thrift Plan Committee of
Texas-New Mexico Power Company
Thrift Plan for Employees:

We consent to incorporation by reference in the Registration Statements (No. 2-93265) and (No. 33-58897) on Form S-8 of TNP Enterprises, Inc. of our report dated June 10,1998, relating to the statement of net assets available for benefits of Texas-New Mexico Power Company Thrift Plan for Employees as of December 31,1997 and 1996, and the related statement of changes in net assets available for benefits for the years then ended and related supplemental schedules, which report appears in the December 31,1997, annual report on Form 11-K of TNP Enterprises, Inc.



                                                             ARTHUR ANDERSEN LLP






Dallas, Texas,
    June 26, 1998